SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
                               Amendment No. 7


                  Under the Securities Exchange Act of 1934
               Information to be included in statements filed
                  pursuant to Rule 13D-1(A) and Amendments
                   thereto filed pursuant to Rule 13D-2(A)


                               PartnerRe Ltd.
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                              (Name of Issuer)


                   Common Stock, par value $1.00 per share
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                       (Title of Class of Securities)


                                 G6852T-105
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                               (CUSIP Number)


                             Markus U. Diethelm
             Chief Legal Officer and Member of Senior Management
                          Swiss Reinsurance Company
                              50/60 Mythenquai
                         Ch-8022 Zurich, Switzerland
                                  TEL. NO.:
                             011-41-43-285-2162
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              November 1, 2002
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           (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


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CUSIP No.  G6852T-105                                       Page 2 of 4 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Swiss Reinsurance Company
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                   (a)  | X |
                                                              (b)  |   |
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3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         WC
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland
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                            7        SOLE VOTING POWER
        NUMBER OF
                                     96,000
         SHARES             ---------------------------------------------------
                            8        SHARED VOTING POWER
      BENEFICIALLY
                                     14,515,969
        OWNED BY            ---------------------------------------------------
                            9        SOLE DISPOSITIVE POWER
          EACH
                                     96,000
        REPORTING           ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
         PERSON
                                     14,515,969
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,611,969
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.6%
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14       TYPE OF REPORTING PERSON (See Instructions)

         CO
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


                                SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  G6852T-105                                   Page 3 of 4 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         European Reinsurance Company of Zurich
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                   (a)  | X |
                                                              (b)  |   |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland
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                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    541,772
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    541,772
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         541,772
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         CO
-------------------------------------------------------------------------------

                                SCHEDULE 13D


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CUSIP No.  G6852T-105                                     Page 4 of 4 Pages
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SwissRe Capital Management (Bermuda) Ltd.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                   (a)  | X |
                                                              (b)  |   |
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         WC, OO
------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ---------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    13,974,197
        OWNED BY           ---------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    13,974,197
          WITH
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,974,197
------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.3%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         CO
------------------------------------------------------------------------------

         The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         This Amendment No. 7 to Schedule 13D amends the Schedule 13D, dated as of June 13, 1997, as amended by Amendment No. 1, dated July 16, 1997, Amendment No. 2, dated September 10, 1997, Amendment No. 3, dated November 20, 1997, Amendment No. 4, dated January 26, 2000, Amendment No. 5, dated September 21, 2001 and Amendment No. 6, dated December 26, 2001 (collectively, the "13D"), filed with respect to the shares of common stock, par value $1.00 per share (the "Common Stock") of PartnerRe Ltd., a Bermuda company (the "Company").


Item 4.  Purpose of the Transaction.

         Item 4 of the 13D is hereby amended and supplemented by adding the following paragraphs before the final paragraph thereof:

         "The reporting persons have entered into a stock purchase agreement with the Company, dated as of November 1, 2002 (the "Stock Purchase Agreement"). The Stock Purchase Agreement provides that, subject to the terms and conditions specified therein, the Company will conduct a public offering of Common Stock pursuant to the S-3 registration statement declared effective by the Securities and Exchange Commission on December 21, 2001.
The Company will use the proceeds of such offering to repurchase 6 million shares of Common Stock held by the reporting persons, which number may be adjusted upward or downward as set forth in the Stock Purchase Agreement.
The purchase price per share will be equal to the public offering price per share, less underwriting discounts and commissions. The foregoing description of the Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Stock Purchase
Agreement filed herewith as Exhibit 99.1 and incorporated herein by reference.

         Given the positive outlook for the reinsurance market, Swiss Reinsurance Company believes it can best capitalize on these opportunities by allocating its capacity directly to its reinsurance business. The transaction is also in line with Swiss Reinsurance Company's strategy to reduce its equity exposure."


Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

         Item 6 of the 13D is hereby amended and restated by replacing the final paragraph thereof with the following paragraphs:

         "The reporting persons have entered into the Stock Purchase
Agreement with the Company, dated as of November 1, 2002. The Stock Purchase Agreement provides that, subject to the terms and conditions specified therein, the Company will conduct a public offering of Common Stock pursuant to the S-3 registration statement declared effective by the Securities and Exchange Commission on December 21, 2001. The Company will use the proceeds of such offering to repurchase 6 million shares of Common Stock held by the reporting persons, which number may be adjusted upward or downward as set forth in the Stock Purchase Agreement. The purchase price per share will be equal to the public offering price per share, less underwriting discounts and commissions. The foregoing description of the Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement filed herewith as Exhibit 99.1 and incorporated herein by reference.

         Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the reporting persons and any other person with respect to any securities of the Company which would be required to be disclosed under Item 6 of Schedule 13D."

Item 7.  Material to be Filed as Exhibits.

99.1 Stock Purchase Agreement, dated as of November 1, 2002, by and among Swiss Reinsurance Company, SwissRe Capital Management (Bermuda) Ltd., European Reinsurance Company of Zurich and PartnerRe Ltd.

99.2 Joint Filing Agreement, dated as of November 1, 2002, by and among Swiss Reinsurance Company, SwissRe Capital Management (Bermuda) Ltd. and European Reinsurance Company of Zurich.

                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each person set forth below certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  November 1, 2002


Swiss Reinsurance Company                            Swiss Reinsurance Company

By:  /s/ Markus Diethelm                             By:  /s/ Flavia Diethelm
     ---------------------------------------              ---------------------------------------
Name:   Markus Diethelm                              Name:   Flavia Diethelm
Title:  Chief Legal Officer                          Title:  Member of Senior Management


European Reinsurance Company of Zurich               European Reinsurance Company of Zurich

By:  /s/ Fiona Schmid                                By: /s/ Herbert Buff
     ---------------------------------------             ----------------------------------------
Name:   Fiona Schmid                                 Name:   Herbert Buff
Title:  General Counsel                              Title:  Member of Senior Management


SwissRe Capital Management (Bermuda) Ltd.            SwissRe Capital Management (Bermuda) Ltd.

By:  /s/ Juerg Hess                                  By:  /s/ Ulrich Ackermann
     ---------------------------------------              ---------------------------------------
Name:    Juerg Hess                                  Name:   Ulrich Ackermann
Title:   Member of Senior Management                 Title:  Member of Senior Management
